Exhibit 99.(d)(7)

Schedule A

To the Transfer Agency and Services Agreement

Effective September 10, 2025

Equity Funds

WisdomTree 500 Digital Fund

WisdomTree Technology & Innovation 100 Digital Fund

WisdomTree Short-Duration Income Digital Fund

WisdomTree Siegel Global Equity Digital Fund

WisdomTree Siegel Longevity Digital Fund

WisdomTree Siegel Moderate Digital Fund

WisdomTree Private Credit and Alternative Income Digital Fund